                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                                              Subject Companies:

                                                              TeleCorp PCS, Inc.
                                                  Commission File No.  000-27901

                                                                    Tritel, Inc.
                                                  Commission File No.  000-28435



     On February 28, 2000, TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation, Tritel, Inc. ("Tritel"), a Delaware corporation, and AT&T Wireless Services, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Reorganization and Contribution (the "Merger Agreement"). Additionally, on February 28, 2000, AT&T Wireless PCS, LLC, a Delaware limited liability company, TeleCorp, and certain other affiliates of TeleCorp, executed a definitive Asset Exchange Agreement (the "Asset Exchange Agreement").


    THE FOLLOWING ARE COPIES OF CERTAIN SLIDES AND HANDOUTS THAT WILL BE PRESENTED IN MEETINGS WITH ANALYSTS AND INVESTORS COMMENCING ON OR ABOUT MARCH 22, 2000.

================================================================================





                              [LOGO OF TELECORP]







                          NASDAQ National Market: TLCP




================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

Investment Considerations                                     [LOGO OF TELECORP]
================================================================================

  [_]  Dramatic growth in wireless continues

  [_]  Largest AT&T Wireless affiliate, backed by equity ownership

       - Exclusivity, Brand, Roaming, Coverage

  [_]  Attractive market footprint covering 16.7 million POPs

  [_]  Successfully launched in all major markets

  [_]  Abundant spectrum in major markets

  [_]  Designated entity status provides growth opportunity

  [_]  Experienced and incentivized management team

  [_]  Scale and scope through merger with Tritel

================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

Company History                                               [LOGO OF TELECORP]
================================================================================

July
1996  Gerald Vento & Tom Sullivan founded TeleCorp

  April
  1997   Obtained PCS licenses for New Orleans, Memphis & Little Rock

    July
    1998  Closed joint venture with AT&T

      July
      1998  Received equity commitments of $128 million & bank commitments of $525 million

        1st Qtr.
         1999    Launched New Orleans, Baton Rouge, Memphis and Little Rock markets

           April
           1999   Completed $328 million senior subordinated notes offering

             April
             1999   Launched New England market

               April-June
               1999   Acquired additional licenses covering 2.4 million Pops in Louisiana markets

                 May
                 1999  Purchased additional spectrum in C-Block re-auction

                   May
                   1999  Acquired PCS license covering 3.9 million for San Juan, PR MTA from AT&T

                     June
                     1999  Launched Puerto Rico market

                       Nov
                       1999  Raised $253 million in IPO of 12.8 million shares

                         Feb
                         2000  Announced merger with Tritel; AT&T property swap

===============================================================================
[LOGO OF SUNCOM]                                                 [LOGO OF AT&T]

AT&T Benefits                                                 [LOGO OF TELECORP]
================================================================================

[_] Most recognized and respected brand name in communications

    - [LOGO OF SUNCOM] [LOGO OF AT&T] co-branding

[_] Preferred roaming partner to AT&T Wireless, 109 million total roaming minutes in 1999

    - Contiguous to AT&T and affiliate markets

[_] Seamless coast-to-coast coverage

[_] Unique affiliate program

    - TeleCorp owns its licenses and pays no franchise fees to AT&T

[_] Scale benefits from volume purchasing discounts

[_] Nationwide marketing and advertising campaigns

================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

TeleCorp Footprint                                            [LOGO OF TELECORP]
================================================================================
                    16.7 million POPs in 3 strategic regions


     South/Central Region              New England
         10.7 MM Pops                  1.9 MM Pops


           [MAP]                         [MAP]




                                   Puerto Rico/USVI
                                      3.9 MM Pops

                                        [MAP]


[_] 8 of top 100 markets

[_] Major roaming destinations: 39 million visitors annually

[_] 38% more dense than U.S. average

----------------------------
v  Telecorp

v  Other SunCom affiliates

v  AT&T and roaming partners
----------------------------

================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

Proforma TeleCorp Footprint                                   [LOGO OF TELECORP]
================================================================================



                                     [MAP]




                             [MAP OF PUERTO RICO]









================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

Coast-to-Coast Coverage                                       [LOGO OF TELECORP]
================================================================================




                                     [MAP]


                               Puerto Rico/USVI

                           [MAP OF PUERTO RICO/USVI]





----------------------------
v  Telecorp

v  Other SunCom affiliates

v  AT&T and roaming partners
----------------------------

================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

Wireless Upside - Mobile Data                                 [LOGO OF TELECORP]
================================================================================

[_] Mobile data will drive future growth

    - 35% Internet penetration in U.S.

    - Mobile data is next step in wireless connectivity

[_] Huge upside for TeleCorp in mobile data

    - AT&T sizable player                                         [GRAPHIC]

    - National data-enabled network

[_] Strategy

    - Leverage relationship with Lucent and AT&T

    - Offer two-way data messaging services
      (SunBurst Information Services/Headlines to the Handset)

    - Pursue full two-way data and Internet applications (WAP)

    - Completed data services trial in January and February 2000

      [_] First two-way short message service (SMS) and wireless Internet applications trial on TDMA network w/ Nokia and Lucent
================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

Abundant Spectrum Capacity                                    [LOGO OF TELECORP]
================================================================================

[_] Spectrum increasing in value

    - In TeleCorp's major markets we hold more spectrum than our competitors

[_] 30-35 MHz of spectrum

    - San Juan

    - New Orleans

    - Little Rock

    - Memphis

[_] Tritel averages 27 MHz

[_] Swap markets average 30 MHz

[_] Capacity for increased traffic, new subscribers and data services

================================================================================
[LOGO OF SUNCOM]                                                 [LOGO OF AT&T]

TeleCorp's Experienced Leadership                           [LOGO OF TELECORP]
================================================================================

 Gerald T. Vento*        Thomas H. Sullivan*                Julie Dobson*
 Chairman & CEO       Executive Vice President &       Chief Operating Officer
                       Chief Financial Officer

[LOGO OF SPRINT       [LOGO OF MCDERMOTT, WILL         [LOGO OF BELL ATLANTIC]
   SPECTRUM]                  & EMERY]


     Steve             Randy            Andy              Raul             Mitch
   Chandler*         Johnson*          Hearn*            Burgos*          Johnson*
General Manager   General Manager  General Manager   General Manager   General Manager
    Memphis         Little Rock      New Orleans       Puerto Rico       New England

[LOGO OF BELL     [LOGO OF ALLTEL] [LOGO OF ALLTEL]  [LOGO OF NEXTEL]  [LOGO OF ALLTEL]
   SOUTH]
[LOGO OF AT&T]

[_] Company management averages over 10 years industry experience, including local market expertise

[_]  Fully staffed with over 1030 employees

[_]  Management owns 12% of TeleCorp equity (Post-IPO)

* Formerly of

================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

Operational Milestones YE'1999                                [LOGO OF TELECORP]
================================================================================

[_] Launched 26 markets in 11 months (27 Markets by 1/2000)

[_] Added 142,231 subscribers (over 198,000 by 2/2000)

[_] Carried more than 286 million minutes on network with less than 1% dropped calls

[_] Generated $87.7 million in revenue

[_] Produced $77 ARPU, excluding roaming revenue

[_] Opened 46 (52 by 3/2000) corporate stores and 523 retail doors

[_] Completed two data services trials in January and February 2000

    - First two-way short message service (SMS) and wireless Internet applications trial on TDMA network

    - First demonstration of WAP Services over TDMA

================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

Targeted Distribution                                        [LOGO OF TELECORP]
================================================================================

--------------------------------------------------------------------------------
                              SunCom Retail Stores
--------------------------------------------------------------------------------

[_] 52 company owned retail stores

[_] In-line stores & kiosks in high traffic malls

[GRAPHIC]

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 Indirect Doors
--------------------------------------------------------------------------------

[_] Local dealers & agents

[_] National & regional retailers

[_] 523 indirect locations

[LOGO OF BEST BUY]
[LOGO OF STAPLES]
[LOGO OF CIRCUIT CITY]
[LOGO OF OFFICE DEPORT]
[LOGO OF RADIO SHACK]

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  Direct Sales
--------------------------------------------------------------------------------

[_] 100 account execs

[_] 1-800-suncom-1

[_] www.SunComShop.com

[GRAPHIC]

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      AT&T
--------------------------------------------------------------------------------

[_] National account program


[LOGO OF AT&T]

--------------------------------------------------------------------------------

================================================================================
[LOGO OF SUNCOM]                                                 [LOGO OF AT&T]

Service Plans at Competitive Prices                          [LOGO OF TELECORP]
================================================================================

[_] . Rate plans are market specific and competitive

      - Simple, straightforward consumer plans

      - Big bucket rate plans for business

      - Prepaid offering

[_] . Usage enhancing features are included

      - All plans include: Voicemail, Pager,
        Caller ID, Call Waiting, Call Forwarding
        Large regional calling areas

[_] . Long-term service contracts are preferred

      - 72% of post-paid on contract

[_] . Average subscriber uses

      - 400 minutes/month

                       [ADVERTISEMENT FOR OFFICE DEPOT]

================================================================================
[LOGO OF SUNCOM]                                                 [LOGO OF AT&T]

Network Build Plan                                            [LOGO OF TELECORP]
================================================================================

                           Jun 1999                  Dec 1999                YE 2000
                           --------                  --------                -------
Markets                    15 major, added:          26 total, added:        39 total, launching:
                           New Orleans, Baton        Lafayette, Houma,       Fort Smith, Alexandria,
                           Rouge, Memphis,           Fayetteville, Ponce,    Beaumont,Columbia/
                           Little Rock, San Juan     Arecibo and more        Jefferson City,
                           and New England                                   Evansville and more

Cumulative                 10.5 million              11.0 million            12.3 million
Launched POPs

Launched                   64%                       66%                     74%
POP Coverage

Cumulative                 495                       741                     1,350
Cell Sites

Cumulative                 5                         5                       7
Switches

================================================================================
[LOGO OF SUNCOM]                                                 [LOGO OF AT&T]

Financial Highlights                                          [LOGO OF TELECORP]
================================================================================

[_] . "Best of both worlds" business model

      - Strong urban PCS economics:

        . 198,000+ Subscribers (2/2000)

        . $77+ ARPU (YE'99)

        . 405 MOU/month/subscriber (YE'99)

      - High margin roaming revenue

        . 109 million roaming minutes YE'99

        . 39 million visitors per year

[_] . Capitalize on robust subscriber growth and roaming minutes by:

      - Accelerating capital deployment

      - Increasing investment in capacity and coverage

================================================================================
[LOGO OF SUNCOM]                                                 [LOGO OF AT&T]

Accelerating Growth Drivers 1999                              [LOGO OF TELECORP]
================================================================================

                                EOM Subscribers

                                    [GRAPH]


                                 (in thousands)

                                1Q          8.8
                                2Q         30.9
                                3Q         75.7
                                4Q        142.2


                                  Roaming MOUs

                                    [GRAPH]


                                 (in millions)

                                1Q          6.0
                                2Q         27.0
                                3Q         37.0
                                4Q         39.0


================================================================================
[LOGO OF SUNCOM]                                                 [LOGO OF AT&T]

Income Statement                                              [LOGO OF TELECORP]
================================================================================

($ in millions)                  1Q99      2Q99      3Q99      4Q99      YE99
--------------------------------------------------------------------------------

Service Revenue                  $0.5      $5.7     $12.7     $22.4     $41.3
     % of Total Revenue           12%       33%       47%       57%       47%

Roaming Revenue                   1.8       7.6       9.5      10.1      29.0
     % of Total Revenue           43%       44%       35%       25%       33%

Equipment Revenue                 1.9       3.8       4.7       7.0      17.4
     % of Total Revenue           45%       23%       18%       18%       20%
                              --------------------------------------------------
     Total Revenues              $4.2     $17.1     $26.9     $39.5     $87.7

Cost of Revenues                  2.7       7.4      13.0      16.2      39.3

* Operations                      7.7       7.8      10.4       8.6      34.5

* SG&A                           18.0      25.3      35.4      54.7     133.4
                              --------------------------------------------------
     EBITDA                    ($24.2)   ($23.4)   ($31.9)   ($40.0)  ($119.5)

Depreciation and Amortization     2.8      13.7      18.3      20.3      55.1

* Operating Income (Loss)      ($27.0)   ($37.1)   ($50.2)   ($60.3)  ($174.6)

    * Excludes NCSC

================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

Committed Capital                                             [LOGO OF TELECORP]
================================================================================

                                    [GRAPH]

  ($ in millions)

                                                 ---------------------
                    IPO                                  $253
                                                 ---------------------
                    Cash Equity                          $205
                                                 ---------------------
                    Non-Cash Equity                      $149
                                                 ---------------------


                    Bank Debt                            $560


                                                 ---------------------
                    Discount Notes                       $328
                                                 ---------------------
                    Vendor Financing                     $115
                                                 ---------------------

                      Total                            $1,610
                                                       ------

================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

TeleCorp/Tritel/AWS Swap                                      [LOGO OF TELECORP]
================================================================================

Two Concurrent Deals:
---------------------
           Merger with Tritel, Inc.

           Exchange & acquisition of properties w/ AT&T Wireless Services
                - TeleCorp New England properties for markets in Wisconsin (Milwaukee) and Iowa (Des Moines)

     Merger

           $4.7B (at close of 3/10/00) - all stock, tax-free, fixed ratio

           Tritel shareholders will receive .76 shares of TeleCorp common stock for 1 share of Tritel common stock

     Exchange & Acquisition

           Exchange 1.9M POPs in New England market for 1.9M POPs in Wisconsin &
                Iowa and $100M of cash

           Acquisition of 4.1 million POPs in Wisconsin and Iowa for 9.3 million shares of TeleCorp stock to AT&T

           AT&T contractual right for additional 1.4M  POPs if acquired

================================================================================

[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

Strategic Rational                                            [LOGO OF TELECORP]
================================================================================

 . Strategic fit

  - Formation of single designated entity vehicle

  - Delivers contiguous markets covering 35 million Pops

  - Provides operating efficiencies and scale

  - Enhances data strategy

 . Strong and growing markets

  - Top ten carrier, 3rd largest PCS Carrier

  - 14 states and Puerto Rico

  - 16 of the top 100 markets

 . Two largest AT&T affiliates

  - SunCom brand name

  - TDMA technology

  - Like culture

================================================================================

[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

Combined Highlights                                           [LOGO OF TELECORP]
================================================================================

        [_] Corporate Headquarters - Arlington, Va.

        [_] 245,000 SunCom subscribers

        [_] 1,715 total employees

        [_] 1,313 cell sites

        [_] 10 switches

        [_] 86 SunCom stores

        [_] 800 retail outlets

================================================================================

[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

Investment Considerations                                     [LOGO OF TELECORP]
================================================================================

  [_] Dramatic growth in wireless continues

  [_] Largest AT&T Wireless affiliate, backed by equity ownership

      - Exclusivity, Brand, Roaming, Coverage

  [_] Attractive market footprint covering 16.7 million POPs

  [_] Successfully launched in all major markets

  [_] Abundant spectrum in major markets

  [_] Designated entity status provides growth opportunity

  [_] Experienced and incentivized management team

  [_] Scale and scope with Tritel merger

================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

                                                              [LOGO OF TELECORP]
================================================================================

         A joint proxy statement/prospectus will be filed by TeleCorp PCS, Inc. ("TeleCorp") and Tritel, Inc. ("Tritel") with the Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp and Tritel with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, MS 39201, Attention: Shareholder Relations, telephone: (601) 914-8000.

EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES FROM TELECORP SHAREHOLDERS IN FAVOR OF THE TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE COMMISSION BY TELECORP PCS, INC. ON MARCH 10, 2000.

================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

                                                              [LOGO OF TELECORP]
================================================================================

Safe Harbor
-----------

       Except for historical information, the matters discussed in this presentation that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-81813) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this presentation.

================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]

================================================================================






                              [LOGO OF TELECORP]




                          NASDAQ National Market: TLCP



================================================================================
[LOGO OF SUNCOM]                                                  [LOGO OF AT&T]